UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

COMPAÑIA CERVECERIAS UNIDAS S.A.

(Exact name of Registrant as specified in its charter)

UNITED BREWERIES COMPANY, INC.

(Translation of Registrant's name into English)

Republic of Chile

(Jurisdiction of incorporation or organization)

Bandera 84, Sixth Floor, Santiago, Chile

(Address of principal executive offices)

_________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes ___ No X

Attached is a press release of the Company dated March 17, 2005

FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Jorge Bustos

Investor Relations Department

Compañía Cervecerías Unidas S.A.

(56-2) 427-3581 or 427-3416

CCU S.A. ANNOUNCES AN ASSOCIATION WITH CONTROL

(Santiago, Chile, March 15, 2005) The Company announced today an association between CCU and Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda. ("Control"), the second largest player in the pisco industry. The main objective of the association is the development of the pisco business: the production and sale of pisco and other alcoholic beverages out of pisco.

This strategic association contemplates a joint venture between Control and CCU, the latter directly and through its subsidiary Pisconor S.A., as partners in a new stock corporation named "Compañía Pisquera de Chile S.A.", to which the companies contributed principally with assets, commercial brands and -in the case of Control- some financial liabilities. Initially, Compañía Pisquera de Chile was owned 66% by Control and 34% by Pisconor. CCU acquired an additional 46% of its capital stock for Ch$15,884 million. Therefore, CCU and Pisconor together currently own 80% of Compañía Pisquera de Chile and Control the remaining 20%. Compañía Pisquera de Chile S.A. initiated its operations covering aproximately half of the Chilean pisco industry.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer and participates in the confectionery industry. The Company has licensing and/or joint venture arrangements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited, Guinness Brewing Worldwide Limited and Watt's Alimentos S.A..

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

.

Compañía Cervecerías Unidas S.A.

(United Breweries Company, Inc.)

/s/ Ricardo Bartel

Chief Financial Officer

Date: March 17, 2005